FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 15, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 13, 2005, Syneron Medical Ltd. (the “Company”) issued a press release announcing that the FDA has granted 510 (k) pre-marketing clearance to Syneron’s VelaSmooth ELOS-based medical device for non-invasive, temporary reduction in the appearance of cellulite. In addition, the VelaSmooth received clearance for the relief of minor muscle aches, pain and spasms as well as the temporary improvement of local blood circulation.

It should be noted that the FDA created a new product code for the VelaSmooth, confirming its unique position in the aesthetic device market, and indicative of the technical innovation of the device for the treatment of cellulite.

Because it is a cleared medical device, the VelaSmooth is only sold to physicians for use by trained professionals under their medical direction.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press release, dated June 13, 2005, titled "FDA Clears Syneron VelaSmooth For Cellulite Treatment"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: June 15, 2005